UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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15048903

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 02 2015 WASH. D.C. 194 SECTION

SEC FILE NUMBER
8 – 67986

*AB 3/12

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

WTS PROPRIETARY TRADING GROUP, LLC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 STATE STREET, 38TH FLOOR
(No. And Street)

NEW YORK	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHESTER CLARK — 212-531-8500 (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 WEST 37TH STREET, 4TH FLOOR	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PUBLIC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, CHESTER CLARK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WTS PROPRIETARY TRADING GROUP, LLC, as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF NEW YORK
COUNTY OF RICHMOND

The foregoing instrument was acknowledged before me this 20th day of FEB, 2015, by Chester Clark

Peter Vincent Dissenza Jr. Notary Public
My Commission Exp. February 03, 2018

Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WTS PROPRIETARY TRADING GROUP, LLC

(A WHOLLY OWNED SUBSIDIARY OF
WTS PTG HOLDINGS, LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA
ANTHONY CHRYSIKOS, CPA

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-575-5159
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
WTS Proprietary Trading Group, LLC:

We have audited the accompanying statement of financial condition of WTS Proprietary Trading Group, LLC (the "Company") as of December 31, 2014 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. These financial statements are the responsibility of the Company. Our responsibility is to express an opinion on these financial statements based on our audit.

Auditor's Responsibility

We conducted our audit in accordance with auditing standards promulgated by the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in this financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of this financial statement. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of WTS Proprietary Trading Group, LLC as of December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, LLP

New York, New York
February 27, 2015

WTS PROPRIETARY TRADING GROUP, LLC
(A WHOLLY OWNED SUBSIDIARY OF WTS PTG HOLDINGS, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash	$ 97,820
Receivable from clearing brokers	1,130,300
Securities owned, at fair value	2,012
Accounts receivable	8,029
Organizational costs (net of accumulated amortization of $23,938)	36,327
Other assets	6,069
TOTAL ASSETS	$ 1,280,557

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 178,740
Accrued ECN fees payable	4,002
TOTAL LIABILITIES	182,742
Members' equity	1,097,815
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 1,280,557

The accompanying notes are an integral part of this financial statement.

WTS PROPRIETARY TRADING GROUP, LLC
(A WHOLLY OWNED SUBSIDIARY OF WTS PTG HOLDINGS, LLC)
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2014

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

WTS Proprietary Trading Group LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Philadelphia Stock Exchange ("PHLX"), and the Securities Investor Protection Corporation ("SIPC").

The Company's sole business activity is proprietary trading as principal in the securities markets. The Company has entered into clearing agreements with broker/dealers (the "Clearing Brokers") that provide for all securities transactions to be cleared and carried through the Clearing Brokers on a fully disclosed basis.

The Company was organized as a limited liability company under the laws of the State of Delaware in July 2008 and began trading operations in January 2009.

The Company currently has three classes of membership interests: Class A, Class B and Class C. Each class is assigned certain rights and obligations pursuant to an operating agreement. The Class A membership interests are reserved for those members that actively manage the Company and share in the overall profits and losses. The Class B and Class C membership interests are reserved for those members that have become proprietary traders for the Company and are allocated a portion of the profits and losses in their trading account. However, the Class B and Class C members have no management authority over the Company.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company prepares its financial statements on the accrual basis of accounting. The Company is amortizing its organizational costs over five years. This is not in accordance with generally accepted accounting principles, which require immediate expensing, but the difference is not material.

Use of Estimates

The preparation of financial statements in conformity with United States of America generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company is not subject to income taxes. The members reports its distributive share of realized income or loss on its own tax return. However, the Company does file tax returns in which it recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes.* Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company is no longer subject to federal, state, or local tax examinations by authorities for years before 2011.

Securities Owned

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurement.*

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

The Company records trading revenue and expenses on a trade date basis.

NOTE 3. FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2014:

NOTE 3. FAIR VALUE MEASUREMENT (continued)

Assets	Level 1	Total
Equity securities	$ 2,012	$ 2,012
Total	$ 2,012	$ 2,012

NOTE 4. DUE FROM AND PAYABLE TO BROKER OR DEALER

Amounts receivable from and payable to clearing organization at December 31, 2014, consist of the following:

Due from clearing organizations	$ 1,130,300

The Company clears certain of its securities transactions through broker-dealers on a fully disclosed basis.

NOTE 5. RELATED PARTIES

The Company licenses facilities management services to an entity affiliated through common ownership. The related party provides facilities management services to the Company for a fee. The services are related to technology, rent, equipment, furniture, utilities, facilities and administrative support. The facility management fee for the year ended December 31, 2014 was $140,000 as shown on the Statement of Income.

The company executed the orders through the entities affiliated through common ownership, and the execution fee for the year ended December 31, 2014 was $1,570,878.

The related party provides trading software to the Company for a fee, and the software fee for the year ended December 31, 2014 was $365,700.

NOTE 6. COMMITMENTS AND CONTINGENT LIABILITIES

The Company's main office space in New York City is covered by the facilities management services agreement described in Note 5 above. In addition, the Company leases office space on a month-to-month basis in Boston, Red Bank and New York for which it paid $225,221 for the year ended December 31, 2014 which is included in the Occupancy category of the Statement of Income. Boston and Red bank office has been closed at the end of November 2014.

NOTE 6. COMMITMENTS AND CONTINGENT LIABILITIES (continued)

The Company has no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2014 or during the year then ended.

NOTE 7. GUARANTEES

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non-occurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees at December 31, 2014 or during the year then ended.

NOTE 8. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the 'applicable' exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014, the Company had net capital of $1,046,752, which was $946,752 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.17 to 1.

NOTE 9. SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date the financial statements were available to be issued. The Company filed Broker-Dealer withdrawal with PHLX on January 7, 2015, which was approved on February 5, 2015. No other events requiring disclosure have been identified.